Docusign Envelope ID: 51EA13DB-4165-8505-8175-316774DCE82C

American CryptoFed

August 3, 2026
via EDGAR Electronic Submission and Email

Justin Dobbie, dobbiej@sec.gov
Division of Corporation Finance
The US Securities and Exchange Commission
100 F Street NE, Washington, DC 20549

Re: American CryptoFed
Request for Withdrawal of Registration Statement on Form 10 - 12(g)

Dear Mr. Dobbie:

On June 16, 2026, American CryptoFed refiled Form 10 - 12 (g) to register its Locke governance token (File No.: 000-56339; Accession No.: 0001881928-26-000006).1 In your letter dated July 16, 2026, you stated, "Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations thereunder and the requirements of the form." You concluded in the letter, "We suggest that you consider filing a request for withdrawal of the registration statement before it becomes effective."

American CryptoFed has accepted your suggestion, and therefore, now file this Request for Withdrawal of Registration Statement on Form 10 - 12(g), pursuant to the SEC staff's Question and Answer 116.05.2

Senator Cynthia Lummis (the chair of the Senate Banking Subcommittee on Digital Assets), during her July 30, 2026, Senate floor remarks supporting the CLARITY Act, stated: "The status quo in this industry is not working. It's not working for the digital asset industry, or law enforcement, or consumers."3

The SEC's Chairman Atkins, in a CNBC's interview on July 27, 2026, stated: "We are ready, willing and able to come out with rules that address the same issues in CLARITY and other aspects of crypto market. And I think it behooves us to do that either to implement the Clarity Act or if something, you know, should not happen in Congress, then we stand ready to provide that."4

The passage of CLARITY Act is uncertain. Fortunately, in the near future, American CryptoFed can submit a new filing with the SEC pursuant to this new regulatory framework (RIN: 3235-AN38),5 which will reflect the spirit of Chairman Atkins' speech entitled Regulation Crypto Assets: A Token Safe Harbor.6 In his speech, Chairman Atkins stated, "To avail themselves of this exemption, entrepreneurs could provide certain principles-based disclosures about the investment contract and the underlying crypto asset, similar to what we see in white papers today, which could be made available on a public website."

American CryptoFed greatly appreciates the extensive discussions we have had in July 2026, with Commissioner Peirce, the SEC Crypto Task Force and the Division of Corporation Finance. These discussions have reminded us to revisit Commissioner Peirce's February 2025 statement entitled There Must Be Some Way Out of Here.7 America's crypto industry has the best SEC Chairman and Commissioners we can possibly have. American CryptoFed trusts that the best is yet to come.

Sincerely,

/s/ Scott Moeller

Scott Moeller
Founding Member, American CryptoFed
scott.moeller@americancryptofed.org
/s/ Xiaomeng Zhou

Xiaomeng Zhou
Founding Member, American CryptoFed
zhouxm@americancryptofed.org

1 Available at https://www.sec.gov/Archives/edgar/data/1881928/000188192826000006/0001881928-26-000006-index.html [return]

2 Available at https://www.sec.gov/rules-regulations/staff-guidance/corporation-finance-interpretations/exchange-act-sections?utm_source=chatgpt.com [return]

3 Available at 3:43-3:58, https://www.youtube.com/watch?v=H_uj_gvdCIU [return]

4 Available at 8:15-8:59, https://www.cnbc.com/video/2026/07/27/watch-cnbcas-full-interview-with-sec-chairman-paul-atkins.html [return]

5 Available at https://www.reginfo.gov/public/do/eAgendaViewRule?pubId=202510&RIN=3235-AN38&operation=OPERATION_PRINT_RULE [return]

6 Available at https://www.sec.gov/newsroom/speeches-statements/atkins-remarks-regulation-crypto-assets-031726 [return]

7 Available at https://www.sec.gov/newsroom/speeches-statements/peirce-statement-rfi-022125 [return]

1908 Thomes Ave, Cheyenne, WY 82001

Phone: (307) 206 - 4210 | https://www.americancryptofed.org/